UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Lucas Energy, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

549333201

(CUSIP Number of Class of Securities)

December 31, 2015

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 5493332	13G

1.	NAME OF REPORTING PERSON:

CONDAGUA, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) (b)	☒ ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE, USA
		5.	SOLE VOTING POWER

	NUMBER OF		0
	SHARES	6.	SHARED VOTING POWER
BENEFICIALLY OWNED
	BY EACH REPORTING		50,000
	PERSON	7.	SOLE DISPOSITIVE POWER
WITH
0
		8.	SHARED DISPOSITIVE POWER
50,000
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
50,000
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.435%
12.	TYPE OF REPORTING PERSON

OO

CUSIP No. 5493332	13G

1.	NAME OF REPORTING PERSON:

JOHN B. HELMERS
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(c) (d)	☒ ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
		5.	SOLE VOTING POWER

	NUMBER OF		46,666
	SHARES	6.	SHARED VOTING POWER
BENEFICIALLY OWNED
	BY EACH REPORTING		50,000
	PERSON	7.	SOLE DISPOSITIVE POWER
WITH
0
		8.	SHARED DISPOSITIVE POWER
96,666
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
96,666
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.640%
12.	TYPE OF REPORTING PERSON

IN

CUSIP No. 5493332	13G

1.	NAME OF REPORTING PERSON:

A. GLENN HELMERS
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(e) (f)	☒ ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
		5.	SOLE VOTING POWER

	NUMBER OF		0
	SHARES	6.	SHARED VOTING POWER
BENEFICIALLY OWNED
	BY EACH REPORTING		50,000
	PERSON	7.	SOLE DISPOSITIVE POWER
WITH
0
		8.	SHARED DISPOSITIVE POWER
46,666
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
96,666
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.640%
12.	TYPE OF REPORTING PERSON

IN

CUSIP No. 5493332	13G

Preamble

This Schedule 13G is filed by Condagua, LLC (“Condagua”), John B. Helmers, and A. Glenn Helmers (collectively, the “Reporting Persons”), relating to shares of common stock of Lucas Energy, Inc. (the “Issuer”), and amends, supplements and replaces in its entirety the Schedule 13D filed on September 23, 2014 (the “Schedule 13D”). The Schedule 13D had superseded a Schedule 13G as last amended by Amendment No. 1 filed on April 24, 2014, filed by Long Focus Capital Management, LLC, Long Focus Capital, LLC, Condagua, John B. Helmers, and A. Glenn Helmers, relating to the shares of common stock of Lucas Energy, Inc. The Reporting Persons had converted the Schedule 13G to a Schedule 13D based on a determination the Reporting Persons made at that time that they intended to engage in discussions with the Issuer, management, the board of directors, other stockholders, knowledgeable industry and market observers, and other persons that may relate to the governance and board composition, management, operations, business, assets, capitalization, financial condition, and strategic plans of the Issuer. As disclosed in the Schedule 13D, the Reporting Persons intended to review their investment in the Issuer on a continuing basis. However, since the beginning of the 2015 calendar year, the Reporting Persons have not engaged in any discussions with the Issuer, management, the board of directors, or other stockholders regarding any of these matters. Therefore, the Reporting Persons are reconverting this filing from a Schedule 13D to a Schedule 13G because they have determined that they no longer hold any shares of Common Stock of the Issuer with any purpose of, or with the effect of, changing or influencing control of the Issuer or in connection with or as a participant in any transaction having that purpose or effect. In accordance with Rule 13d-1(h), the Reporting Persons accordingly determined to again report their beneficial ownership of shares of Common Stock of the Issuer on Schedule 13G.

All numbers referenced herein have been adjusted to reflect the 1-for-25 reverse stock split of all outstanding common stock shares of Lucas Energy, Inc. which took effect on July 15, 2015. The effect of the reverse stock split was to combine each 25 shares of outstanding common stock into one new share, with no change in authorized shares or par value per share, and to reduce the number of common stock shares from approximately 35.1 million shares to approximately 1.5 million shares.

Item 1.

(a)	Name of Issuer:

Lucas Energy, Inc.

(b)	Address of Issuer’s Principal Executive Offices

450 Gears Road

Suite 780

Houston, Texas 77067

Item 2.

(a)	Names of Reporting Persons Filing:

Condagua, LLC, a Delaware single member limited liability company;

John B. Helmers, a United States citizen; and

A. Glenn Helmers, a United States citizen.

(b)	Address of the Principal Business Officer for each Reporting Person is:

PMB 426, 1357 Ashford Avenue

San Juan, PR 00907

(c)	Citizenship

Mr. Helmers and Mrs. Helmers are citizens of the United States and Condagua is a Delaware limited liability company.

(d)	Title of Class of Securities

Common Stock, $0.001 par value (the “Common Stock”)

(e)	CUSIP Number

549333201

CUSIP No. 5493332	13G

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

(a)	Amount Beneficially Owned

A. Glenn Helmers is the beneficial owner of 50,000 shares of Common Stock held by Condagua, and is the beneficial owner of the 46,666 shares of Common Stock held individually by John B. Helmers, her husband. John B. Helmers may be deemed to beneficially own the 50,000 shares of Common Stock held by Condagua, as the authorized trader of Condagua. John B. Helmers individually owns 46,666 shares of Common Stock.

(b)	Percent of Class

A. Glenn Helmers: 6.64%

John B. Helmers: 6.64%

Condagua: 3.435%

(b)	Number of Shares as to Which the Person Has:

(i)	Sole power to vote or to direct the vote:

A. Glenn Helmers: 0

John B. Helmers: 46,666

Condagua: 0

CUSIP No. 5493332	13G

(ii)	Shared power to vote or to direct to vote:

A. Glenn Helmers: 50,000

John B. Helmers: 50,000

Condagua: 50,000

(iii)	Sole power to dispose or to direct the disposition of:

A. Glenn Helmers: 0

John B. Helmers: 0

Condagua: 0

(iv)	Shared power to dispose or to direct the disposition of:

A. Glenn Helmers: 46,666

John B. Helmers: 96,666

Condagua: 50,000

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.   Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐.

Instruction. Dissolution of a group requires a response to this item.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.   Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.   Identification and Classification of Members of the Group.

See Exhibit 99.1.

Item 9.   Notice of Dissolution of Group.

Not applicable.

Item 10. Certification pursuant to Rule 13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 5493332	13G

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 31, 2015.

CONDAGUA, LLC

/s/ A. Glenn Helmers
Signature

A. Glenn Helmers, Managing Member
Name/Title

A. GLENN HELMERS

/s/ A. Glenn Helmers
Signature

JOHN B. HELMERS

/s/ John B. Helmers
Signature